

July 7, 2021

Jim Marcelli
President and Chief Operating Officer
Lightwave Logic, Inc.
369 Inverness Parkway, Suite 350
Englewood, Colorado, 80112

> **Re: Lightwave Logic, Inc.**
> **Registration Statement of Form S-3**
> **Filed July 2, 2021**
> **File No. 333-257670**

Dear Mr. Marcelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at (202) 551-3794 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing